

Mail Stop 4628

February 9, 2017

Via E-Mail
Vasant M. Prabhu
Chief Financial Officer
Visa Inc.
P.O. Box 8999
San Francisco, CA 94128

Re: Visa Inc.
Form 10-K for the Fiscal Year Ended September 30, 2016
Filed November 15, 2016
File No. 1-33977

Dear Mr. Prabhu:

We have limited our review of your filing to your contacts with countries that have been identified as state sponsors of terrorism, and we have the following comments. Our review with respect to this issue does not preclude further review by the Assistant Director group with respect to other issues. In our comments, we ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Government Regulation, page 13
Anti-corruption, anti-money laundering, anti-terrorism and sanctions, page 14

1. In your letter to us dated March 14, 2014, you described contacts with Syria and Sudan. The November 2016 Visa Merchant Data Standards Manual posted on your website includes Iran, Syria and Sudan in its list of Country Codes. The October 15, 2016 Visa Core Rules posted on your website provides a list of countries which comprise Visa Regions, and the Central and Eastern Europe, Middle East and Africa region list includes Iran, Syria and Sudan. As you are aware, Syria and Sudan are designated by the State Department as state sponsors of terrorism and are subject to U.S. economic sanctions and export controls. Please describe to us the nature and extent of your past, current, and anticipated contacts with Syria and Sudan since your 2014 letter, whether through subsidiaries, member financial institutions, clients, affiliates or other direct or indirect

arrangements. For instance, we note that Bank of Syria and Overseas' website discusses the terms of its International Visa Debit Card. Also, news articles report that Lebanese banks Blom Bank and Byblos Bank accept Visa cards. Blom Bank operates branches in Syria, and Byblos Bank operates in Syria and Sudan. You should describe any products or services you have provided to Syria and Sudan, directly or indirectly, and any agreements, commercial arrangements, or other contacts with the governments of those countries or entities they control.

2. Please discuss the materiality of any contacts with Syria and Sudan you describe in response to the comment above, and whether those contacts constitute a material investment risk for your security holders. You should address materiality in quantitative terms, including the approximate dollar amounts of any associated revenues, assets, and liabilities for the last three fiscal years and the subsequent interim period. Also, address materiality in terms of qualitative factors that a reasonable investor would deem important in making an investment decision, including the potential impact of corporate activities upon a company's reputation and share value. As you know, various state and municipal governments, universities, and other investors have proposed or adopted divestment or similar initiatives regarding investment in companies that do business with U.S.-designated state sponsors of terrorism. You should address the potential impact of the investor sentiment evidenced by such actions directed toward companies that have operations associated with Syria and Sudan.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Jennifer Hardy, Special Counsel, at (202) 551-3767 or me at (202) 551-3470 if you have any questions about the comments or our review.

Sincerely,

/s/ Cecilia Blye

Cecilia Blye, Chief
Office of Global Security Risk

cc: Jim Hoffmeister
Corporate Controller and Chief Accounting Officer
Visa Inc.

Barbara Jacobs
Assistant Director
Division of Corporation Finance